CERTIFICATE OF ELIMINATION

OF THE

SERIES A CONVERTIBLE PREFERRED STOCK

OF MICROBOT MEDICAL INC.

(Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware)

The undersigned Chief Executive Officer of Microbot Medical Inc., a corporation organized under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1.	Resolutions were adopted by the Board of Directors (the “Board”) of the Corporation, which resolutions are set forth in a Certificate of Designation of Preferences, Rights and Limitations filed with the Secretary of State of the State of Delaware on December 16, 2016 (the “Series A Certificate of Designation”), providing for and authorizing the issuance of up to 9,736 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”).

2.	Resolutions were adopted by the Board, which resolutions are set forth in a Certificate of Designation of Preferences, Rights and Limitations filed with the Secretary of State of the State of Delaware on May 10, 2017 (the “Second Series A Certificate of Designation”, and together with the Series A Certificate of Designation, the “Certificates of Designation”), providing for and authorizing the issuance of up to 12,991 shares of Series A Preferred Stock, of which 9,736 was already issued and outstanding pursuant to the Series A Certificate of Designation.

3.	No shares of the Series A Preferred Stock that were previously issued are currently outstanding and none will be issued subject to the Certificates of Designation.

4.	Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of the Corporation adopted the following resolutions:

RESOLVED, that none of the authorized shares of Series A Preferred Stock are outstanding, and that none will be issued subject to the Certificates of Designation; and it is further

RESOLVED, that each of the Chief Executive Officer, Chief Financial Officer, the Secretary and any Assistant Secretary of the Corporation is hereby authorized and directed, in the name and on behalf of the Corporation, with and upon advice of counsel, to prepare, execute, and file with the Secretary of State of the State of Delaware pursuant to Section 151(g) of the General Corporation law of the State of Delaware a Certificate of Elimination of the Series A Preferred Stock to eliminate from the Corporation’s Certificate of Incorporation, as amended, all matters set forth in the Certificates of Designation with respect to the Series A Preferred Stock.

5.	In accordance with the provisions of Section 151(g) of the DGCL, all matters set forth in the Certificates of Designation shall be eliminated from the Certificate of Incorporation of the Corporation, as amended and/or restated, and the shares that were designated as Series A Preferred Stock shall resume the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series.

IN WITNESS HEREOF, the Corporation has caused this Certificate to be executed and acknowledged this 12th day of December, 2018.

By:	/s/ Harel Gadot
Name:	Harel Gadot
Title:	Chief Executive Officer